April 30, 2019

To Morgan Stanley Shareholders:

Boston Common Asset Management, LLC is urging shareholders to vote FOR Item 4 at the Morgan Stanley shareholder meeting on May 23, 2019.

The proposal asks Morgan Stanley to prepare an annual report on its lobbying.

Resolved, the shareholders of Morgan Stanley request the preparation of a report, updated annually, disclosing:

1.    Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.    Payments by Morgan Stanley used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.    Description of management’s and the Board’s decision making process and oversight for making payments described in section 2 above.

The proposal is part of an ongoing investor campaign1 for greater corporate political spending disclosure. Shareholders believe that companies should ensure there is alignment between their own positions and their lobbying, including through trade associations. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks Morgan Stanley’s reputation to the detriment of shareholder value.

Reputation: Corporate Reputation Is an Important Component of Shareholder Value

•	According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.[2]

•	In a 2014 Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[3]

Federal Lobbying – Morgan Stanley Spends Millions Each Year

•	Morgan Stanley spent $4,510,000 in 2017 and 2018 on federal lobbying activities.

•	And since 2010, Morgan Stanley has spent $27,470,000 on federal lobbying.[4]

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1 “Institutional Investors Continue to Press Companies for Disclosure of Lobbying in 2019,” AFSCME & Walden Asset Management, February 27, 2019, https://waldenassetmgmt.com/wp-content/uploads/2019/02/Announcement-of-2019-lobbying-resolutions.pdf.

2 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

3 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

4 https://www.opensecrets.org/lobby/clientsum.php?id=D000000106

State Lobbying – Information on Morgan Stanley’s Spending Difficult to Obtain

•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information at many states.[5]

•	Morgan Stanley’s state-level lobbying spending is likely significant. According to a recent study that looked at disclosures from the six states with the most robust reporting requirements, Morgan Stanley spent $1,407,037 lobbying between 2012 and 2015.[6]

•	In California, Morgan Stanley spent $630,057 on lobbying from 2010 – 2018.[7]

Trade Association Blind Spot

•	Corporations make payments to trade associations that are used lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.5 billion since 1998.[8]

•	Morgan Stanley shareholders face a trade association blind spot, as Morgan Stanley fails to comprehensively disclose its trade association memberships, and does not disclose its trade association payments, nor the portions of these payments used for lobbying.

•	Morgan Stanley currently lists memberships[9] in ten U.S. trade associations, including the American Bankers Association, the US Chamber of Commerce, the Futures Industry Association, the International Swaps and Derivatives Association, the Investment Company Institute, the Securities Industry and Financial Markets Association, the Financial Services Forum and the Real Estate Roundtable. These eight trade associations spent over $122 million on federal lobbying for 2018,[10] yet shareholders have no way to know how much of this is comprised of Morgan Stanley’s payments

•	Morgan Stanley’s current disclosure fails to disclose membership in at least five trade associations, including the Business Roundtable,[11] which spent over $23 million on federal lobbying in 2018.

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5 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513.

6 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 30, https://irrcinstitute.org/wp-content/uploads/2017/02/Corporate-Lobbying-in-the-States-FINAL.pdf

7 http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1144587&session=2017&view=activity

8 https://www.opensecrets.org/lobby/top.php?indexType=s&showYear=2018, accessed March 19, 2019.

9 https://www.morganstanley.com/about-us-governance/pdf/MS_Principal_US_Trade_Associations.pdf

10 OpenSecrets.org, (American Bankers Association - $10,137,000, Chamber of Commerce - $94,800,00, Futures Industry Association - $480,000, International Swaps and Derivatives Association - $491,123, Investment Company Institute - $5,041,984, Securities Industry and Financial Markets Association - $6,610,000, Financial Services Forum - $1,717,000 and the Real Estate Roundtable - $4,461,335).

11 OpenSecrets.org, (Association for Financial Markets in Europe, https://www.afme.eu/en/about-us/board/, Business Roundtable, http://businessroundtable.org/about/members, $23,600,000, Global Financial Markets Association, http://www.gfma.org/About/Board/, International Capital Market Association, http://www.icmagroup.org/membership/List-of-principal-delegates-2/, UK Finance, https://www.ukfinance.org.uk/our-board),

Corporate Values Misalignment on Climate Lobbying Poses Risks

•	Investors are concerned undisclosed trade association lobbying may pose reputational risks when it contradicts a company’s public positions, resulting in a values misalignment.

•	For Morgan Stanley, we are concerned our company faces this risk on the issue of climate lobbying. For example, Morgan Stanley is committed to a strong climate policy globally,[12] yet the Chamber undermined the Paris climate accord.[13]

•	Companies are recognizing the importance of ensuring their lobbying, including through their trade associations, matches their public positions. Royal Dutch Shell just published a review of its trade associations and lobbying alignment on climate. Shell noted it was important that “our participation in industry associations is consistent with our views. That means ensuring that the industry associations we belong to do not undermine our support for the Paris Agreement goal to limit the rise in global average temperatures.”[14]

GRI Signatories Are Reporting Significant Lobbying and Public Policy Issues

•	Many companies are signatories to the Global Reporting Initiative (GRI) and uses the standards to help guide its sustainability reporting.

•	GRI Standard 415: Public Policy[15] “addresses the topic of public policy. This includes an organization’s participation in the development of public policy, through activities such as lobbying and making financial or in-kind contributions to political parties, politicians, or causes.”

•	Under GRI Standard 415, a company “should report:

o	(1) the significant issues that are the focus of its participation in public policy development and lobbying;

o	(2) the company’s stance on these issues, and any differences between its lobbying positions and any stated policies, goals, or other public positions.”

•	The means GRI-reporting companies should be disclosing the significant issues it lobbies on and any differences between its lobbying positions and its stated polices, goals and public positions.

Broad International Support for Lobbying Transparency

•	The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports lobbying disclosure and political disclosure as best practice, and supports disclosure of any amounts over $10,000.[16]

•	In May 2018, the Principles for Responsible Investment (PRI) launched a new guide on corporate climate lobbying to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. Specifically, companies should be consistent in their policy engagement in all geographic regions and should ensure any engagement conducted by member trade associations on their behalf or with their support is aligned with a company positions.[17]

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12 https://www.morganstanley.com/about-us-governance/pdf/Environmental_Policy.pdf

13 “Paris Pullout Pits Chamber against Some of Its Biggest Members,” Bloomberg, June 9, 2017, https://www.bloomberg.com/news/articles/2017-06-09/paris-pullout-pits-chamber-against-some-of-its-biggest-members.

14 “Industry Associations Climate Review,” Shell, April 2, 2019, https://www.shell.com/sustainability/transparency/public-advocacy-and-political-activity.html.

15 https://www.globalreporting.org/standards/gri-standards-download-center/gri-415-public-policy-2016/

16 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

17 https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

•	In October 2018, a $2 trillion coalition of investors led by the Church of England pension board and Swedish pension fund AP7, sent letters to 55 large European companies, stating that lobbying on climate issues should be evaluated, managed and reported on transparently and noting it was unacceptable that companies counteract ambitious climate policy, either directly or through their trade associations.[18]

•	The OECD’s Principles for Transparency and Integrity in Lobbying find that a sound framework for transparency in lobbying is crucial to safeguard the integrity of the public decision-making process.[19]

Morgan Stanley Has Its Lobbying Information and Could Easily Report It to Shareholders

•	Morgan Stanley claims that, “given the comprehensive public disclosures we already make,” the proposal “would not be an efficient use of corporate resources.” But this argument is disingenuous, as Morgan Stanley is required to report its federal and state lobbying and already has all of this information, so it could be readily provided to shareholders in a single report at minimal expense.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If Morgan Stanley has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareholders’ best interests.

•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and Morgan Stanley’s best interests.

The well-documented reputational risks of Morgan Stanley’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, we believe that Morgan Stanley’s current lobbying disclosures are inadequate to protect shareholder interests. We urge you to vote FOR Item 4, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

Lauren Compere

Managing Director

Boston Common Asset Management

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18 “Pension Funds Challenge Major European Emitters on Climate Lobbying,” Church of England, October 29, 2018, https://www.churchofengland.org/more/media-centre/news/pension-funds-challenge-major-european-emitters-climate-lobbying.

19 http://www.oecd.org/gov/ethics/oecdprinciplesfortransparencyandintegrityinlobbying.htm

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Boston Common Asset Management is not able to vote your proxies, nor does this communication contemplate such an event. Boston Common Asset Management urges shareholders to vote for Item 4 following the instructions provided on management's proxy mailing.